                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines preliminary results for the first half of 2006

Wireline:

•

Broadband accesses in Europe reach 7.9 million, of which 1.6 million in France, Germany and Holland;

Mobile:

•

Italy: UMTS clients reach 3.4 million;

•

Brazil: 22.3 million clients reached

Significant growth in value added services both fixed and mobile

TELECOM ITALIA GROUP

REVENUES: 15,335 MILLION EURO (+5.6% VERSUS FIRST HALF 2005); ORGANIC GROWTH +2.6%

EBITDA: 6,516 MILLION EURO (+0.5% VERSUS FIRST HALF 2005); ORGANIC GROWTH +0.2%

EBIT: 3,799 MILLION EURO (- 4.5% VERSUS FIRST HALF 2005); ORGANIC VARIATION -6.2%

NET FINANCIAL DEBT ON 30 JUNE 2006 STOOD AT 41,315 MILLION EURO. EXCLUDING DIVIDEND PAYMENTS OF APPROXIMATELY 3 BILLION EURO, DOWN BY OVER 700 MILLION EURO FROM 31 MARCH 2006

Milan, 25 July 2006 – The Board of Directors of Telecom Italia met today under the chairmanship of Marco Tronchetti Provera and examined preliminary Group data for the six months ending 30 June 2006.

TELECOM ITALIA GROUP

The Telecom Italia Group’s financial results for the first six months of 2006 and the relative comparable period have been restated according to IAS/IFRS accounting standards. The data for the two periods being compared have been recalculated taking into account activities which have been sold: Entel Chile Group (sold end-March 2005), Finsiel group (sold in June 2005), Digitel Venezuela (sold in May 2006), TIM Hellas (sold beginning June 2005), TIM Peru (sold in August 2005) and the Buffetti Group (sold early January 2006). In particular, the consolidated financial statement for the first half of 2005, included the first quarter results of the Entel Chile Group and the results for the first 5 months of Tim Hellas. The consolidated financial statement for the first half of 2006 includes the results for the first 4 months of Digitel Venezuela. Beyond those which have been indicated as discontinued operations, it should be noted that in the first half of 2005 the Liberty Surf Group entered the Group’s area of consolidation (bought 31 May 2005) while in the first half of 2006 some minor companies exited the consolidated area: Eustema and Ruf Gestion.

Revenues for the first half of 2006 amounted to 15,335 million euro, an increase of 5.6% compared with the first half of 2005 (14,528 million euro). Excluding the positive effect of exchange rate variations and the negative effects of changes in the area of consolidation, organic growth was 2.6% (+395 million euro).

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 6,516 million euro, an increase of 0.5% compared with first half 2005. Excluding exceptional items, the effect of exchange rate variations and of changes in the area of consolidation, organic growth was 0.2% (+16 million euro). Always at the organic level, the ebitda margin was 43.1% (44.2% in first half 2005). This ratio, when compared with 2005, was mainly impacted by the cut in termination rates (-122 million euro) and growth in Brazil and the European Broadband Project.

EBIT (Operating result) amounted to 3,799 million euro, a variation of -4.5% compared with first half 2005 (-180 million euro). This result was impacted by greater depreciation and amortization (+347 million euro compared with first half 2005) due to greater investment compared with previous in innovative technology. Excluding exceptional items, the effect of exchange rate variations and changes to area of consolidation, the organic variation was  a negative 249 million euro (-6.2% compared with first half 2005). Always at the organic level, the ebit margin in the first half of 2006 was 24.6% (26.9% in first half 2005).

Industrial investment in the first half totalled 2,206 million euro, an increase of 38 million euro from 2005, mainly due to increased domestic investment in the mobile sector (+101 million euro), increased UMTS coverage and the introduction of innovative technologies such as HSDPA and DVBH.

Net financial debt on 30 June 2006 stood at 41,315 million euro. Excluding the increase due to dividend payments (approximately 3 billion euro), Group debt decreased by over 700 million euro compared with 31 March 2006, due to generated net cashflow.

The Group headcount on 30 June 2006 was 84,695, a decrease of 789 compared with 31 December 2005 (85, 484).

BUSINESS UNIT RESULTS

Telecom Italia Media preliminary first half 2006 data were reported yesterday, 24 July, in a press release published after their approval at a meeting of its Board of Directors.

WIRELINE

Revenues totalled 8,977 million euro, an increase of 1.3% compared with first half 2005 (+116 million euro); organic growth, applying the same area of consolidation and excluding exchange rate effects, was 0.3% (+23 million euro).

Results were impacted but the cut in fixed-mobile termination rates, which took effect in the second half of 2005, and the process of traffic migration from fixed to mobile, while underpinned by constant growth in the broadband market in Italy and other European countries. Excluding the negative effects of the termination rate cut, organic growth would have been 1.2%.

In core voice telephony revenues amounted to 4,805 million euro (-7% compared with first half 2005). The segment saw a decline in revenues from traffic, impacted by the cut in fixed-mobile termination rates (equal to approximately 80 million euro), as well as migration towards mobile telephony. The reduction was in part offset by growth in flat offers which counted 6,469,000 subscribers (equal to approximately 30.5% of fixed lines). VAS revenues in voice telephony saw a decline of 19 million euro as a consequence of new services market regulation 12xy.

Revenues from the Internet segment, 762 million euro, posted an increase of 7.3% compared with the first half of 2005 due to increased Adsl revenues (+13.6% compared with the same period of 2005). The portfolio of Wireline’s Broadband in Italy exceeded, at end June 2006, 6.3 million accesses (+559,000 from end 2005). Taking the more than 1.6 million Broadband accesses in France, Germany and Holland (+283,000 from end 2005) Wireline’s total portfolio in Europe reached 7.9 million Broadband accesses at the end of June.

Revenues from Data Business, 890 million euro, saw a variation of -1.2% compared with first half 2005. This variation is due to lower hardware sales and revenue erosion linked to traditional technologies, in part offset by the development of Broadband and ICT services.

Revenues from Wholesale services were 1,923 million euro, an increase of 12.7% (+127 million euro) compared with the same period of 2005, mainly linked to the international component (+193 million euro).

Revenues from the European Broadband Project (France, Germany and Holland) posted strong growth, totalling 427 million euro, an increase of 101.4% compared with first half 2005 (+42.3% organic growth). EBITDA, which exceeded break-even in the first quarter 2006, was 14 million euro compared with a loss of 16 million euro in first half 2005.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities), was 3,902 million euro, with a variation of -2.2% compared with first half 2005 (-88 million euro). This margin was impacted by an increase in interconnection costs (+3.7% compared with a year earlier), linked to a simultaneous increase in revenues from international Wholesale traffic, and increased costs linked to the development of the European project. The Ebitda margin was 43.5% (45.0% in first half 2005). The organic variation was -0.9%, while, always at the organic level, it represented 44.0% of revenues (44.5% in first half 2005); regarding the domestic business perimeter, the margin on revenues was stable at 46.1% (46.2% in first half 2005).

EBIT (Operating result), 2,293 million euro, posted a variation of -7.8% compared with the first six months of 2005 (-194 million euro). This result was impacted by increased depreciation and amortization due to the higher level of industrial investment carried out in recent years. The Ebit margin was 25.5% (28.1% in first half 2005). The organic variation was -5.4%.

Industrial investment, totalled 1,489 million euro, remain substantially in line with first half 2005 (1,500 million euro).

DOMESTIC MOBILE

Revenues from domestic activities amounted to 4,982 million euro, an increase of 1.1% compared with first half 2005 (4,930 million euro). Excluding the negative effect of the cut in fixed-mobile and mobile-mobile termination rates, there would have been a 5.8% increase.

In particular, revenue growth was underpinned by the strong development of value added services (VAS), equal to 793 million euro, +11.4% compared with the same period in 2005.

VAS represented 17.2% of service revenues (15.3% in first half 2005). Voice revenues from outgoing traffic, 2,685 million euro, posted an increase of 1.4%, while those from incoming traffic, instead, saw a variation of -17% and were effected by the negative impact of the application of the new termination rates; net of this operation growth would have been 4.2%. Revenues from handset sales increased (368 million euro, +37.8% versus first half 2005), mainly due to third generation handsets: over 1 million units sold in the first six months of 2006, posting an increase of 133%.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 2,553 million euro and registers a variation of -3.1% compared with first half 2005. The ebitda margin was 51.2% (53.5% in first half 2005). The organic variation was -2.4%, while it represented 51.6% of revenues (53.4% in first half 2005). Excluding the negative impact of the cut in termination rates, there would have been 2.2% organic growth.

EBIT (Operating result) was 1,874 million euro (-7.5% compared with first half 2005). This result was impacted by increased levels of depreciation and amortization linked to the development of 3G network infrastructure and support platforms for new services. The ebit margin was 37.6% (41.1% in the same period of 2005).

Industrial investment in the first six months of 2006 totalled 438 million euro (337 million euro in first half 2005) and were mainly linked to increasing UMTS coverage and the development of new services.

With 30.4 million lines on 30 June 2006, TIM confirms its position as domestic market leader with a market share of approximately 40.5%. The number of UMTS clients is 3.4 million, equal to 11% of total TIM clients.

BRAZIL MOBILE (average euro/real exchange rate 0.370881)

The TIM Brasil Group, the country’s sole operator with nationwide GSM coverage, had on 30 June 2006 a client base of 22.3 million lines (+33.3% from 30 June 2005) and confirms its leadership as a GSM operator with 19.5 million lines.

The Group has attained a market share of 24.3%, confirming its second position at the national level.

The TIM Brasil Group’s consolidated revenues were 4,644 million reais, an increase of 14.8% compared with the same period in 2005, led by the strong development of the client base and the contribution of revenues from VAS services (+59%), which account for 7.6% of service revenues, up from 5.7% in the first half of 2005.

Consolidated EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 954 million reais, 390 million reais higher than the same period in 2005 and accounted for 20.5% of revenues, 6.6 percentage points higher than the year earlier period.

Consolidated EBIT (Operating result) was a negative 210 million reais, although an improvement of 43.5% compared with the first six months of 2005. The improved result was achieved notwithstanding the increase in depreciation and amortization connected with the development of network and IT assets.

Industrial investment made over the period amounted to 520 million reais, a decrease of 338 million reais compared with first half 2005 as a result of the progressive completion of nationwide coverage.

§

Availing itself of the option afforded in the Statutory by-laws in accordance with the law, the Board of Directors has also concluded the approval procedure (begun on 8 May last) for the merger through incorporation into Telecom Italia S.p.A. of the 100%-controlled subsidiary Nuova Tin it S.r.l. The merger process is expected to end in the third quarter.

§

The results of Telecom Italia for the six months ending 30 June will be examined by the Board of Directors on 7 September 2006.

The preliminary results for the first half of 2006 will be illustrated to the financial community with a conference call today, 25 July, beginning at 5.30 PM (Italian time). Journalists will be able to listen to the presentation, without the possibility of asking questions, by dialling +39 06 33168

For those who are unable to connect in real time, it will be possible to listen to a replay of the presentation by calling +39 06 334843 (access code 117094#).

Telecom Italia

Media Relations

Institutional Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.com/investitors

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 25th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager